SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SFSB, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

78416x 10 1

(CUSIP Number)

PHILIP E. LOGAN

PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN

SFSB, INC.

SLAVIE BANCORP, MHC

1614 CHURCHVILLE ROAD

BEL AIR, MARYLAND 21015

(443) 265-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

DECEMBER 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 78416x 10 1

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SLAVIE BANCORP, MHC 20-2078287
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,636,594 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,636,594 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,636,594
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 55%
14	TYPE OF REPORTING PERSON HC, CO

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the shares of common stock, par value $.01 per share, of SFSB, Inc. (the “Issuer” or the “Company”), a federally chartered corporation. The principal executive office of the Issuer is located at 1614 Churchville Road, Bel Air, Maryland 21015.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by Slavie Bancorp, MHC (the “MHC”), a federally chartered mutual holding company. The MHC’s principal business is to hold a majority of the Issuer’s shares of common stock. The principal office of the MHC is located at 1614 Churchville Road, Bel Air, Maryland 21015. During the past five years the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the “Insiders”). To the MHC’s knowledge, each of the Insiders is a United States citizen, and none of such Insiders has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have the Insiders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 30, 2004, Slavie Federal Savings Bank (the “Bank”) reorganized from the mutual to mutual holding company structure in accordance with the Slavie Federal Savings Bank Second Amended and Restated Plan of Reorganization from a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan (the “Plan”). Pursuant to the Plan, the Bank converted to stock form and the Issuer and the MHC were established. In connection with the reorganization, the Issuer issued a total of 2,975,625 shares of common stock of which 1,636,594 shares were issued to the MHC in exchange for MHC’s ownership of 100% of the Bank’s common stock. In addition to the shares issued to the

MHC, the Issuer issued 1,222,401 shares, at a price of $10.00 per share, to depositors of the Bank who held an account as of December 31, 2002 and 116,630 shares to the Bank’s Employee Stock Ownership Plan. To the best of the MHC’s knowledge, all purchases by Insiders were from personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

The primary reasons for reorganizing into a mutual holding company were to establish an organizational structure that will enable Slavie Federal Savings Bank to (i) compete more effectively in the financial services marketplace; (ii) offer the Bank’s depositors, employees, management and directors an equity ownership interest in SFSB, Inc. and thereby an economic interest in the Bank’s future success. Because the Issuer only sold a minority of the common stock to the Bank’s depositors and Employee Stock Ownership Plan, the Bank’s mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services is expected to be preserved.

Although the MHC and the Insiders intend to exercise their rights as stockholders, neither the MHC nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer’s common stock (or other securities of the Issuer) or the MHC and/or the Insiders may determine to sell shares of the Issuer’s common stock. Any such determination will depend on a number of factors, including market prices, the Issuer’s prospects and alternative investments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 1,636,594 shares of the Issuer’s common stock or 55% of the outstanding shares. The following table provides information about the shares of Company common stock that may be considered to be owned by each Insider as of December 30, 2004. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

NAME	NUMBER OF SHARES OWNED		PERCENT OF COMMON STOCK OUTSTANDING
Leonard M. Blight, Jr	3,000	(1)	*	%
J. Benson Brown	5,500	(2)	*
Thomas J. Drechsler	5,000	(3)	*
Philip E. Logan	5,000		*
Ronald W. Robinson	—		*
Robert M. Stahl IV	—		*
Charles E. Wagner, Jr	5,000	(4)	*
James D. Wise	—		*

*	Represents less than 1% of shares outstanding.
(1)	Held jointly with Mr. Blight’s spouse.
(2)	Includes 3,000 shares held by Mr. Brown’s IRA and 500 shares held jointly with his spouse.
(3)	Held jointly with Mr. Drechsler’s spouse.
(4)	Held jointly with Mr. Wagner’s spouse.

(c) Other than the purchase of such shares by the MHC and the Insiders on December 30, 2004, neither the MHC nor the Insiders have effected any transaction in the Issuer’s common stock within the past 60 days.

(d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a)-(b) above.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SLAVIE BANCORP, MHC

Date: January 10, 2005	By:	/s/ Philip E. Logan
Philip E. Logan
President and Chief Executive Officer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF SLAVIE BANCORP, MHC

The names, business address and present principal occupation of each director, executive officer and controlling person of Slavie Bancorp, MHC are set forth below. All persons are citizens of the United States.

NAME	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Philip E. Logan	1614 Churchville Road Bel Air, Maryland 21015	Chairman, President, Chief Executive Officer and Director of SFSB, Inc., Slavie Bancorp, MHC and Slavie Federal Savings Bank.

Charles E. Wagner, Jr.	1614 Churchville Road Bel Air, Maryland 21015	Senior Vice President, Secretary and Director of SFSB, Inc. and Slavie Bancorp, MHC and Senior Vice President, Secretary, Chief Lending Officer and Director of Slavie Federal Savings Bank.

Ronald W. Robinson	1614 Churchville Road Bel Air, Maryland 21015	Chief Financial Officer and Treasurer of SFSB, Inc., Slavie Bancorp, MHC and Slavie Federal Savings Bank.

Leonard M. Blight, Jr.	1614 Churchville Road Bel Air, Maryland 21015	Director of SFSB, Inc., Slavie Bancorp, MHC and Slavie Federal Savings Bank; Senior Pastor of Calvary Tabernacle Church located in Baltimore, Maryland.

J. Benson Brown	1614 Churchville Road Bel Air, Maryland 21015	Director of SFSB, Inc., Slavie Bancorp, MHC and Slavie Federal Savings Bank; Principal of JB Brown Associates, a real estate consulting firm located in Timonium, Maryland.

NAME	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Thomas J. Drechsler	1614 Churchville Road Bel Air, Maryland 21015	Director of SFSB, Inc., Slavie Bancorp, MHC and Slavie Federal Savings Bank; Practicing Attorney and Principal of Kearney Drechsler, LLC, a Towson, Maryland based law firm.

Robert M. Stahl IV	1614 Churchville Road Bel Air, Maryland 21015	Director of SFSB, Inc., Slavie Bancorp, MHC and Slavie Federal Savings Bank; Practicing attorney, certified public accountant and a principal of the Law Offices of Robert M. Stahl located in Lutherville, Maryland.

James D. Wise	1614 Churchville Road Bel Air, Maryland 21015	Director of SFSB, Inc., Slavie Bancorp, MHC and Slavie Federal Savings Bank; A principal of Ronald Blue & Co., LLC, a fee only financial and investment consulting firm located in Timonium, Maryland.